Exhibit 99.1

Entry into a New Loan Facility and Repayment of Existing Loan

58.com Inc. (“58.com”) has recently obtained a secured interest-bearing loan of US$275 million from China Merchants Bank Co., Ltd. The loan has a 13-month tenor. 58.com has used the proceeds of this loan to repay the outstanding loan from an existing shareholder. The loan from such existing shareholder, which was first announced on August 3, 2015, has been fully paid off.